SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)

                     Bally Total Fitness Holding Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    05873K108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              William R. Lucas, Jr.
                          One Riverchase Parkway South
                            Birmingham, Alabama 35244
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 13, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05873K108
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Master Fund I, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     412,570*

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     412,570*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,619,450

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.2%

14.  TYPE OF REPORTING PERSON*

     CO

----------
* This figure excludes 2,710,042 Shares which are directly owned by Liberation Investments, L.P., 1,461,838 Shares which are directly owned by Liberation Investments, Ltd. and 35,000 Shares which are directly owned by Emanuel Pearlman. The Reporting Persons are deemed to be the beneficial owners of such Shares as a result of their membership in the Group (as defined below).

CUSIP No. 05873K108
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Offshore Manager, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     412,570*

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     412,570*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,619,450

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.2%

14.  TYPE OF REPORTING PERSON*

     CO

----------
* This figure excludes 2,710,042 Shares which are directly owned by Liberation Investments, L.P., 1,461,838 Shares which are directly owned by Liberation Investments, Ltd. and 35,000 Shares which are directly owned by Emanuel Pearlman. The Reporting Persons are deemed to be the beneficial owners of such Shares as a result of their membership in the Group.

CUSIP No. 05873K108
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC Investors, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     412,570*

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     412,570*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,619,450

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.2%

14.  TYPE OF REPORTING PERSON*

     CO

----------
* This figure excludes 2,710,042 Shares which are directly owned by Liberation Investments, L.P., 1,461,838 Shares which are directly owned by Liberation Investments, Ltd. and 35,000 Shares which are directly owned by Emanuel Pearlman. The Reporting Persons are deemed to be the beneficial owners of such Shares as a result of their membership in the Group.

CUSIP No. 05873K108
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbert Management Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     412,570*

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     412,570*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,619,450

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.2%

14.  TYPE OF REPORTING PERSON*

     CO

----------
* This figure excludes 2,710,042 Shares which are directly owned by Liberation Investments, L.P., 1,461,838 Shares which are directly owned by Liberation Investments, Ltd. and 35,000 Shares which are directly owned by Emanuel Pearlman. The Reporting Persons are deemed to be the beneficial owners of such Shares as a result of their membership in the Group.

CUSIP No. 05873K108
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Philip Falcone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     412,570*

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     412,570*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,619,450

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.2%

14.  TYPE OF REPORTING PERSON*

     IN

----------
* This figure excludes 2,710,042 Shares which are directly owned by Liberation Investments, L.P., 1,461,838 Shares which are directly owned by Liberation Investments, Ltd. and 35,000 Shares which are directly owned by Emanuel Pearlman. The Reporting Persons are deemed to be the beneficial owners of such Shares as a result of their membership in the Group.

CUSIP No. 05873K108
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Raymond J. Harbert

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     412,570*

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     412,570*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,619,450

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.2%

14.  TYPE OF REPORTING PERSON*

     IN

----------
* This figure excludes 2,710,042 Shares which are directly owned by Liberation Investments, L.P., 1,461,838 Shares which are directly owned by Liberation Investments, Ltd. and 35,000 Shares which are directly owned by Emanuel Pearlman. The Reporting Persons are deemed to be the beneficial owners of such Shares as a result of their membership in the Group.

CUSIP No. 05873K108
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael D. Luce

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     412,570*

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     412,570*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,619,450

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.2%

14.  TYPE OF REPORTING PERSON*

     IN

----------
* This figure excludes 2,710,042 Shares which are directly owned by Liberation Investments, L.P., 1,461,838 Shares which are directly owned by Liberation Investments, Ltd. and 35,000 Shares which are directly owned by Emanuel Pearlman. The Reporting Persons are deemed to be the beneficial owners of such Shares as a result of their membership in the Group.

CUSIP No. 05873K108
          ---------------------

     This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on July 5, 2007, as amended by Amendment No. 1 filed on July 31, 2007 (the "Schedule 13D"), by Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund" and, together with Harbinger Capital Partners Special Situations Fund, L.P., the "Harbinger Investors"), Harbinger Capital Partners Offshore Manager, L.L.C. ("Harbinger Management"), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member ("HMC Investors"), Harbert Management Corporation ("HMC"), the managing member of HMC Investors, Philip Falcone, a shareholder of HMC and the portfolio manager of the Master Fund, Raymond J. Harbert, a shareholder of HMC, and Michael D. Luce, a shareholder of HMC (each of the Master Fund, Harbinger Management, HMC Investors, HMC, Philip Falcone, Raymond J. Harbert and Michael D. Luce may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons" and, together with Liberation Investments, L.P., Liberation Investments, Ltd., Liberation Investment Group, LLC and Emanuel Pearlman, the "Group") relating to shares of common stock (the "Common Stock"), $.01 par value per share, of Bally Total Fitness Holding Corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the
Schedule 13D. As specifically amended and supplemented by this Amendment No. 2, the Schedule 13D shall remain in full force and effect.

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

         NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON JULY 5, 2007.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

         NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON JULY 5, 2007.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

         NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON JULY 5, 2007.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

         ITEM 4 OF THE SCHEDULE 13D FILED ON JULY 31, 2007 IS HEREBY AMENDED AND SUPPLEMENTED BY ADDING THE FOLLOWING IMMEDIATELY AFTER THE LAST PARAGRAPH
THEREOF:

         On August 13, 2007, the Company issued a press release (the "August 13th Press Release") announcing that it has filed a motion with the U.S. Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") seeking approval to amend its Joint Prepackaged Chapter 11 Plan of Reorganization previously filed with the Bankruptcy Court on July 31, 2007 (the "Existing Plan") to implement a superior alternative restructuring proposal from the Group (the "Harbinger Proposal") without the need to re-solicit votes from its creditors (such amended plan of reorganization, the "Amended Plan"). Pursuant to the Harbinger Proposal, the Harbinger Investors would invest approximately $233.6 million in exchange for 100% of common equity of the reorganized Company. The Harbinger Proposal would provide equal or better treatment to holders of the Company's 10-1/2% Senior Notes due 2011 and its 9-7/8% Senior Subordinated Notes due October 2007, as well as all other holders of unsecured claims against the Company. Holders of existing common stock in the Company and certain other claims treated as equity in bankruptcy would receive $16.5 million in the aggregate. Under the Existing Plan, common stockholders would receive no distribution. The Harbinger Proposal would also result in additional de-levering of the Company. The Amended Plan provides for the restructuring of the Company based on the Harbinger Proposal; however, if the restructuring contemplated by the Harbinger Proposal cannot be timely consummated, the Amended Plan would permit Bally to consummate the restructuring set forth in the Existing Plan. If the Bankruptcy Court grants the motions filed, the Company should be able to implement the Amended Plan and emerge from Chapter 11 within a similar timeframe as the Existing Plan. A copy of the August 13th Press Release is filed with this Amendment as Exhibit I. Copies of the Amended Plan and the proposed transaction documents relating to the Amended Plan (including the Investment Agreement to be entered into by the Company and the Harbinger Investors) have been filed by the Company with the Bankruptcy Court.

         The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth above, relate to, or would result in, any of the actions enumerated in clauses (a) through (j) of Item 4 of
Schedule 13D.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

         NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON JULY 5, 2007.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON JULY 5, 2007.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

         ITEM 7 FROM THE AMENDMENT NO. 1 TO THE SCHEDULE 13D FILED ON JULY 31, 2007 IS HEREBY AMENDED TO INCLUDE THE FOLLOWING EXHIBITS:

Exhibit I:  Press Release of the Company dated August 13, 2007

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
    -------------------------

Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
    -------------------------
HMC Investors, L.L.C.

By: /s/ William R. Lucas, Jr.
    -------------------------

Harbert Management Corporation

By: /s/ William R. Lucas, Jr.
    -------------------------

/s/ Philip Falcone
-------------------------
Philip Falcone

/s/ Raymond J. Harbert
-------------------------
Raymond J. Harbert

/s/ Michael D. Luce
-------------------------
Michael D. Luce

August 14, 2007


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       EXHIBIT I

  BALLY TOTAL FITNESS SUBMITS MOTION TO FILE AMENDED PLAN OF REORGANIZATION TO
    INCORPORATE IMPROVED TERMS PROPOSED BY HARBINGER CAPITAL PARTNERS FUNDS

CHICAGO, August 13, 2007 - Bally Total Fitness (OTC: BFTH.PK ) today announced that it has filed a motion with the U.S. Bankruptcy Court for the Southern District of New York seeking approval to amend its Joint Prepackaged Chapter 11 Plan of Reorganization (the "Existing Plan") to implement a superior alternative restructuring proposal from Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund L.P. ("Harbinger") without the need to re-solicit votes from its creditors.

Under its proposal, Harbinger would invest approximately $233.6 million in exchange for 100% of common equity of the reorganized Bally. The amended plan would provide equal or better treatment to holders of the Company's 10-1/2% Senior Notes due 2011 and its 9-7/8% Senior Subordinated Notes due October 2007, as well as all other holders of unsecured claims against the Company. Holders of existing common stock in Bally and certain other claims treated as equity in bankruptcy would receive $16.5 million in the aggregate. Under the Existing Plan, common stockholders would receive no distribution. The amended plan would also result in additional de-levering of the Company. If the Bankruptcy Court grants the motions filed today, the Company should be able to implement the amended plan and emerge from Chapter 11 within a similar timeframe as the Existing Plan.

In its motion, Bally is seeking Court approval to pursue the amended plan without further vote solicitation and to treat previously received votes to accept the Existing Plan as votes to accept the amended plan implementing the Harbinger-funded restructuring. Bally has also filed a motion seeking court approval to enter into an Investment Agreement providing for Harbinger's commitment to make its $233.6 million equity investment, and a Restructuring Support Agreement reflecting the parties' commitment to implement the Harbinger-funded restructuring through the amended plan.

If the Harbinger-funded restructuring cannot be timely consummated, the amended plan would permit Bally to consummate the restructuring set forth in the Existing Plan. As previously announced, the Existing Plan would be funded by $90 million in capital to be provided through the issuance of new senior subordinated notes in a rights offering backstopped by funds managed by Tennenbaum Capital Partners, LLC, Goldman Sachs & Co., and Anschutz Investment Company


More detailed information on the treatment of claims under the amended plan is available on Bally's website at www.ballyfitness.com and from the Company's chapter 11 website and hotline:

Bally Chapter 11 Information Website:      http://www.kccllc.net/bally

Bally Chapter 11 Information Hotline:      Toll Free: (888) 251-3046

Copies of the filed motions, including the proposed amended plan and form of Investment Agreement and Restructuring Support Agreement, will be promptly filed by Bally with the Securities and Exchange Commission on a Current Report on Form 8-K and are available on the websites listed above.

About Bally Total Fitness
Bally Total Fitness is among the largest commercial operators of fitness centers in the U.S., with over 375 facilities located in 26 states, Mexico, Korea, China and the Caribbean under the Bally Total Fitness(R) and Bally Sports Clubs(R) brands. Bally offers a unique platform for distribution of a wide range of products and services targeted to active, fitness-conscious adult consumers.

Forward-Looking Statements
Forward-looking statements in this release including, without limitation, statements relating to the proposed restructuring, are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934. Statements that are not historical facts, including statements about the Company's beliefs and expectations are forward-looking statements. These statements are based on beliefs and assumptions by the Company's management, and on information currently available to management. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. In addition, these forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, risks associated with the ability of the Company in advance of and during a reorganization to maintain normal terms with vendors and service providers, maintain contracts that are critical to its operations, retain members and attract, motivate and retain key employees, and other factors that are described in filings of the Company with the SEC, including the Company's Annual Report on Form 10-K, which was filed on June 29, 2007.

The restructuring process presents inherent material uncertainty. It is not possible to determine with certainty the length of time it will take the Company to complete the restructuring, including the effect of any third party proposals for competing plans of reorganization, whether all necessary conditions and approvals are ultimately satisfied and obtained for the reorganization under the proposed terms, whether the bankruptcy will be successful, or the outcome of the restructuring in general. In addition, the implementation of a plan of reorganization is dependent upon a number of conditions typical in similar reorganizations, including court approval of the plan of reorganization.

While the Company is in the process of restructuring, investments in its securities will be highly speculative.

CONTACT: Matt Messinger of Bally Total Fitness, 773-864-6850




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